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                                                                 EXHIBIT (a)(10)

MGM Grand Announces Preliminary Results of the Company's $50 Cash Tender Offer

     LAS VEGAS, July 26 /PRNewswire/ -- MGM Grand, Inc. (NYSE: MGG) today
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announced the preliminary results of the Company's tender offer to purchase
6,000,000 shares at $50 per share, which expired Friday, July 23, 1999 at 5:00PM EDT.

     Based on the preliminary count, subject to final verification, approximately 15,315,000 shares of the Company's common stock were tendered, representing 24.3% of the outstanding shares, including approximately 1,762,000 shares which were tendered through Notices of Guaranteed Delivery. Since more shares were tendered than the 6,000,000 authorized in the tender offer, those shares to be purchased are subject to proration.

     Depending on the number of shares ultimately delivered and the number of odd lots included in those deliveries, the proration of shares to be purchased may change. Based on the preliminary count, subject to final verification and upon approval of the Company's Board of Directors, the proration of shares to be purchased is expected to be approximately 39.2% of the shares tendered assuming the receipt of all the shares tendered through Notices of Guaranteed Delivery. Payment for the shares properly tendered and accepted will be made as soon as practicable.

     As set forth in the Company's Offer to Purchase dated June 17, 1999, the tender will complete the 12,000,000 share repurchase program which was previously announced in June, 1998.

     MGM Grand has been informed that its principal stockholders, Tracinda Corporation and Kirk Kerkorian did not participate in the tender offer. However, MGM Grand, at the request of Mr. Kerkorian, has registered for sale by him up to 3,894,406 shares of MGM Grand stock, which he owns directly and which is approximately the number of shares Tracinda and Mr. Kerkorian
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could have sold in the tender offer had they elected to participate and assuming full participation.

     MGM Grand, Inc. is an entertainment, hotel and gaming company headquartered in Las Vegas, Nevada. MGM Grand, Inc. owns and operates: the MGM Grand Hotel and Casino -- The City of Entertainment and New York -- New York Hotel and Casino in Las Vegas; Whiskey Pete's, Buffalo Bill's and the Primm Valley Resort in Primm, Nevada at the California/Nevada border; two championship golf courses in California; the MGM Grand Hotel and Casino in Darwin, Australia; and manages casinos in Nelspruit, Witbank and Johannesburg, Republic of South Africa. MGM Grand is developing an interim casino in Detroit, Michigan, which is anticipated to open in the fall of 1999, followed by the permanent hotel and casino resort thereafter. The Company also has announced plans to develop a hotel and casino resort in Atlantic City, New Jersey.

     Statements in this release which are not historical facts are "forward looking" statements and "safe harbor statements" under the Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties, including risks and/or uncertainties as described in the Company's public filings with the Securities and Exchange Commission.


SOURCE  MGM Grand, Inc.
Company News On Call:
http://www.prnewswire.com/comp/000725.html or fax, 800-758-5804,
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ext. 000725